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16001761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___02-01-2015___ AND ENDING___01-31-2016___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ausdal Financial Partners, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

5187 Utica Ridge Road
(No. and Street)

Davenport	**Iowa**	**52807**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert B. Ausdal, Jr.__   _563-326-2064_
                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Huckfeldt & Smith, PLC____
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road #290N	Bettendorf	Iowa	52722
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Robert B. Ausdal, Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Ausdal Financial Partners, Inc. _____ , as of _____ January 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

CONNIE HOECK
Commission Number 742253
My Commission Expires
August 14, 2018

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENT

January 31, 2016

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statement
January 31, 2016
Table of Contents

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENT

Statement of Financial Condition

NOTES TO FINANCIAL STATEMENT

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. as of January 31, 2016, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards established by the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

Ausdal Financial Partners, Inc.
Page Two

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of January 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 25, 2016

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2016

ASSETS

Cash	$	2,567,259
Receivables:		
Employee/Independent Contractors (Net of $2,770 Allowance)		151,023
Commissions and Fees		787,225
Income Tax Refunds Receivable		14,514
Notes Receivable		200,000
Prepaid Expenses		48,934
Securities Owned:		
Marketable at Market Value		6,260
Not Readily Marketable at Estimated Fair Value		183,735
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $184,614		46,270
Security Deposit		5,000
Arbitration Escrow Account		859,410
Deposits with Clearing Organization		25,000
Total Assets	$	4,894,630

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	1,696,469
Commissions Payable		866,416
Deferred Revenue		783,074
Deferred Income Tax Liability		22,345
Total Liabilities		3,368,304
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share;		
100,000 Shares Authorized; 21,727 Shares Issued;		
21,667 Shares Outstanding		21,727
Additional Paid in Capital		163,792
Retained Earnings		1,361,666
Subtotal		1,547,185
Less: Treasury Stock (60 shares at cost)		(20,859)
Total Stockholders' Equity		1,526,326
Total Liabilities and Stockholders' Equity	$	4,894,630

The accompanying notes are an integral part of this financial statement.

Note 1 - **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND
SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

The Company operates as a broker-dealer in securities. It is a registered investment advisory firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Securities

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the financial statement. Unrealized gains and losses are included in the financial statement. All investment transactions are accounted for as of the trade date.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade - date basis as securities transactions occur. Commissions

Note 1 - **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Commissions (Cont'd)

receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains a substantial amount of its cash in a prime money market fund held in custody by a major brokerage firm. This account had a balance of $134,068 at January 31, 2016 none of which is guaranteed or insured.

The Company maintains cash deposits in one bank. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At January 31, 2016, the Company's uninsured balance totaled $2,669,906. This bank has a strong credit rating and management believes that the credit risk related to these deposits is minimal.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

As of January 31, 2016, there was no "special reserve bank account segregated for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in a special account.

Note 3 - **SECURITIES OWNED**

Securities owned are presented in the financial statement at fair market or estimated fair market values, and realized and unrealized gains and losses are included in the statement of income.

Note 3 -   **SECURITIES OWNED (Cont'd)**

The Company's securities owned at January 31, 2016 are summarized as follows:

Equity Securities	$	189,995
Money Market Funds		134,068
	$	324,063

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statement.

Note 4 -   **FAIR VALUE MEASUREMENTS**

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Note 4 - **FAIR VALUE MEASUREMENTS (Cont'd)**

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for significant assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below:

Investments – Where quoted prices are available in an active market securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include publicly traded stocks, government and agency bonds and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include emerging-market government bonds, some mortgage and asset backed securities and infrequently traded corporate and municipal bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

Significant assets and liabilities recorded at fair value on a recurring basis

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2016 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Significant assets and liabilities recorded at fair value on a recurring basis (Cont'd)

		Fair Value Measurements as of January 31, 2016 Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments:				
Money market funds and commercial paper	$ 134,068	$ 134,068	$ 0	$ 0
Stocks:				
Equity funds	189,995	6,260	0	183,735
	$ 324,063	$ 140,328	$ 0	$ 183,735

Note 5 - PROPERTY AND EQUIPMENT

At January 31, 2016, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furnitures and Fixtures	$	78,392
Computers and Other Equipment		152,492
		230,884
Less: Accumulated Depreciation		184,614
Net Property and Equipment	$	46,270

Note 6 - NOTES RECEIVABLE

Notes receivable consisted of the following at January 31, 2016:

Due from Coastal California Blueberry Operations, LLC, bearing interest at 4.50%, payable in full by July 31, 2016.	$	200,000
Total	$	200,000

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2016

Note 7 - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Income tax expense for the year ended January 31, 2016 consisted of the following:

Tax at 35 Percent	$	0
State Taxes		0
Decrease in Deferred Income Tax Liability		(2,730)
Decrease in Expense Due to Tax Bracket		0
Total Income Tax Expense	$	(2,730)

Deferred income taxes consisted of the following at January 31, 2016:

	Current		Noncurrent	
Deferred Tax Assets	$	2,800	$	0
Deferred Tax Liabilities		0		19,545
Total	$	2,800	$	19,545

Note 8 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan for employees (SIMPLE) covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $100,459 for year ended January 31, 2016.

Note 9 - **LEASE COMMITMENTS**

The Company leases office space in Davenport, Iowa under a non-cancellable lease with a five-year term, expiring October 31, 2018 and in Downers Grove, Illinois under a one-year lease, expiring September 30, 2016. The rent expense related to these leases for the year ended January 31, 2016 was $209,200.

Minimum future rental payments under these leases as of January 31, 2016 are:

FYE Ending: January 31, 2017 $50,241
January 31, 2018 $51,752
January 31, 2019 $39,664

In addition to the minimum lease payments, the Company is also liable for tenant common area maintenance costs, which are determined in each current year.

Note 10 - **LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

As of January 31, 2016, there were no liabilities subordinated to claims of general creditors.

Note 11 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2016, the Company was operating under (k)(2)(i) exemption for mutual fund transactions and a (k)(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $224,555 as of January 31, 2016.

At January 31, 2016, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $877,920 which was $653,365 in excess of its required net capital of $224,555. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.837 to 1.

Note 12 - CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

During the fiscal year ended January 31, 2016, the Company was involved in a customer complaint involving an independent Ausdal representative and a customer of that representative. Among other things, the customer alleged that the Ausdal representative improperly encouraged the client to accept an early retirement package from her employer, and that Ausdal failed to properly supervise the representative. The complaint went to arbitration, where the arbitration panel sided with the customer, finding the Company and its representative jointly and severally liable, and awarding the customer the sum of $1,240,000 in compensatory damages, plus costs and interest at the rate of 12% per annum from the date of the claim. The total amount of the award plus accrued interest amounts to $1,509,362.66 and is included as part of the Accounts Payable and Accrued Liabilities in the Statement of Financial Position. Insurance proceeds in the amount of $859,409.75 is held in escrow pending the final distribution of the awarded amount to the customer. That amount is included in the asset section of the Statement of Financial Position. The Company strongly disagrees with the panel's action, and continues to assert that the panel ruling was biased and unsupported by the facts; however, with little possibility of over-turning the binding decision of the arbitration panel, the Company has acceded to the award and will pay the approximately $650,000 not covered by insurance. The distribution is anticipated to take place prior to April 1, 2016.

Note 13 - CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 13 - <u>CONCENTRATIONS AND BUSINESS RISK (Cont'd)</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 14 - <u>UNCERTAIN TAX POSITIONS</u>

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to Federal or State tax examinations for the years prior to 2012.

Note 15 - <u>SUBSEQUENT EVENTS</u>

Management evaluated events and transactions that occurred after the balance sheet date for potential disclosure through March 25, 2016, the date on which the financial statement were available to be issued.